UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2021

Commission File Number: 001-41157

BIONOMICS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

200 Greenhill Road

Eastwood SA 5063

Australia

Tel: +618 8150 7400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 22, 2021, Bionomics Limited (the “Company”) lodged a press release with the Australian Securities Exchange (ASX), as required by the laws and regulations of Australia, announcing the acquisition of shares by its Executive Chairman. The Announcement is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

On December 22, 2021, the Company lodged a press release with the ASX, as required by the laws and regulations of Australia, announcing the acquisition of shares by one of its directors. The Announcement is furnished herewith as Exhibit 99.2 to this report on Form 6-K.

Exhibits

99.1	Press Release dated December 22, 2021

99.2	Press Release dated December 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bionomics Limited

Date: December 22, 2021	By:	/s/ Errol De Souza
Name: Errol De Souza, Ph.D.
Title: Executive Chairman